[PENSKE AUTOMOTIVE GROUP, INC. LETTERHEAD]
February 26, 2009
VIA EDGAR
Robert W. Errett, Esq.
Staff Attorney
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Comment letter dated February 18, 2009 2007 Form 10-K, 2008 Proxy Statement and 2008 Forms 10-Q Penske Automotive Group, Inc. File No. 001-12297
Dear Mr. Errett:
Reference is made to the letter, dated February 18, 2009, regarding comments by the Staff of the U.S. Securities and Exchange Commission with respect to certain of our recent periodic filings. This letter repeats each of the comments in the Staff’s letter followed by responses prepared by management of Penske Automotive Group, Inc. As requested, we confirm that we intend to comply with the comments in our future filings with disclosures consistent with those noted below, unless otherwise indicated and explained in our responses below. Changes responsive to your comments have been underlined.
Form 10-K for the Fiscal Year Ended December 31, 2007
General
1.	We note your response to comment number two from our letter dated December 24, 2008. Please provide additional support regarding the following:
•
With respect to statement eight, please provide a source that supports that non-U.S. vehicle brands have gained market share in recent years. The support you have provided shows that U.S. vehicle brands have lost market share.

•	With respect to statement 15, please provide us with the sales figures you refer to in your table.
•
With respect to statement 19, please provide your basis that the $673 billion in revenues is primarily attributable to these approximately 21,800 light-vehicle dealerships since the documents you submitted do not explicitly state this fact. Also, you cite total revenues of approximately $675 billion, while the source you provide states $693 billion in total revenues. Please discuss why you cited $675 rather than $693 stated in the article and confirm which figure is correct.

•
With respect to statement 21 we note that you rely upon vehicle registrations to determine that the U.K. and Germany account for 35% of new car sales in Europe. Since the documentation you provide discusses vehicle registrations rather than actual sales numbers, please clarify if these registrations may contain registrations of used vehicles and why vehicle registrations is a good indicator of new vehicle sales in the U.K. and Germany.

Also, we reissue comment two from our letter dated December 24, 2008 with respect to the following statements in your filing that you did not include in your previous response:
•	“Though launched in the U.S. in 2008, more than 850,000 fortwo vehicles have previously been sold outside the U.S.,” page 5, smart Distributorship
•	“Sytner Group, our U.K. subsidiary, is one of the leading retailers of premium vehicles in the U.K.,” Non-U.S. Operations, page 10, and
•	The statement in the fourth paragraph on page 15 that states that there are over 50,000 independent used vehicle dealerships in the U.S.
ANSWER: Attached as Annex A is recitation of the relevant statement from our filings, your February 18 comments and our response and/or cite to the sources of each statement, or, in the case of belief statements, the basis for our belief.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
2.
We note your response to comment four from our letter dated December 24, 2008. Please elaborate upon how the costs of financing for your inventory will be impacted. We note your indication under “Outlook” that the cost of financing will increase, however, you do not indicate how these costs will increase and by what amount so that readers can better appreciate how this trend will impact you. In your mention of these increases under “Overview” you refer readers to the “increases in rate spreads” discussed in “Outlook” above, however, there is no detail regarding this cost increase in “Outlook.” In an appropriate place in your discussion, please revise to discuss this trend in greater detail.

ANSWER: We will modify the disclosure in the Results of Operations section of future filings to include language consistent with the following:
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations”
The turbulence in worldwide credit markets has resulted in an increase in the cost of capital for the captive finance subsidiaries that provide us financing for our inventory procurement. ~~Several of those companies have responded by increasing the cost of such financing to us.~~ Interest rates under our inventory borrowing arrangements are variable and based on changes in the prime rate, defined LIBOR or the Euro Interbank Offer Rate (the “base rate”), plus a spread that varies by lender. While the base rate under these arrangements are generally lower due to government actions designed to spur liquidity and bank lending activities, certain of our lenders raised the spread charged to us, or have established minimum lending rates. These increases became effective in late 2008 and early 2009, and varied between 50 and 250 basis points. Due to these relative increases, we do not expect to realize the full benefit of the lower base rates expected in 2009 compared to 2008. The increases levied by lenders to date would result in $5.8 million of incremental floorplan interest expense based on average outstanding balances during 2008.
Critical Accounting Policies and Estimates, page 31
Impairment Testing, page 32
3.
We note your response to comment 5 from our letter dated December 24, 2008 however we do not see where you have included a sensitivity analysis in your proposed disclosure. Please quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. For example, in order to evaluate the sensitivity of your fair value calculations on the impairment analysis, please consider disclosing the impact on your statement of income of a hypothetical 10 percent decrease to the fair value of each reporting unit. Refer to Section V of our Release No. 33-8350.

ANSWER: Please be advised that, subsequent to the date of our initial response to you, the Company identified impairment relating to the goodwill attributed to four of its five reporting units and to the franchise value relating to certain of its dealerships. The impairment was largely due to continued deterioration in our operating results, and a significant increase in the Company’s weighted average cost of capital during the fourth quarter. In particular, the discount rate used in the year end testing increased by more than 350 basis points from the rate utilized in the impairment testing done at the end of the second quarter, and by more than 250 basis points from the rate at the end of the third quarter. Based on our year end testing, we recorded an aggregate $606 million pre-tax goodwill impairment charge and an aggregate of $37 million of pre-tax franchise value impairment charges in the fourth quarter. The magnitude of the goodwill impairment recorded was influenced significantly by the requirement under SFAS No. 142 to reallocate the estimated fair market value of each reporting unit to all of the assets and liabilities of that reporting unit, including franchise value, because the Company did not specifically identify or record franchise value in connection with transactions consummated prior to the adoption of SFAS No. 141. Based on the significant reduction in the carrying value of the reporting units where we recorded impairments, a 10% decrease in the estimated fair market value of those reporting units is not likely to have a material effect on our statement of income. We did not record impairment relating to our U.K. reporting unit. As a result, a 10% decline in the estimated fair market value of that reporting unit or a decline in the market value of the Company’s common stock would likely result in a significant effect on our statement of income. Accordingly, we will modify our disclosure in future filings to include language consistent with the following:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Impairment Testing
...fair values of franchise value and goodwill are determined using a discounted cash flow approach, which includes assumptions that include revenue and profitability growth, franchise profit margins, residual values and the Company’s cost of capital. Due to the economic uncertainty outlined in “Outlook,” the Company adjusted the assumptions underlying its discounted cash flow approach to valuing franchise value and goodwill. Projected cash flows for 2009 are lower than historical levels. Revenue and profitability growth estimates reflect growth beginning after 2009 at levels slightly above historical rates to reflect anticipated improvement to the business environment, while the residual value reflects a growth rate more consistent with our historical growth rate. Additionally, the discount rate used in the current year reflects an increase in the Company’s cost of capital due to the turbulence in worldwide credit markets. Based on these factors, the estimated fair market value of our reporting units were lower in the current impairment test than in the prior quarter and resulted in the impairment recorded. If the growth assumptions embodied in the current year impairment test prove inaccurate, the Company may incur incremental impairment charges. In particular, a decline of 10% or more in the estimated fair market value of our U.K. reporting unit or a decline in the market value of the Company’s common stock would likely yield a further substantial write down. The net book value of the goodwill attributable to the U.K. reporting unit is approximately $306 million, a substantial portion of which would likely be written off if step one of the impairment test indicates impairment. If we experienced such a decline in our other reporting units, we would not expect to incur significant goodwill impairment charges. However, a 10% reduction in the estimated fair value of our franchise value would result in incremental impairment charges of approximately $10 million.

Cash Flows, page 44
Cash Flows from Continuing Operating Activities, page 44
4.
We note your response to comment 9 from our letter dated December 24, 2008 regarding your disclosure aggregating operating cash flows of floor plan notes payable trade with financing cash flows of non-trade floor plan notes payable. Please expand your disclosure to provide additional information similar to the content of your response.

ANSWER: We will modify our disclosure in future filings to include language consistent with the following:
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows from Continuing Operating Activities
We finance substantially all of our new and a portion of our used vehicle inventories under revolving floor plan notes payable with various lenders. We retain the right to select which, if any, financing source to utilize in connection with the procurement of vehicle inventories.  Many vehicle manufacturers provide vehicle financing for the dealers representing their brands, however, it is not a requirement that dealers utilize this financing. Historically, our floor plan finance source has been based on aggregate pricing considerations.  In accordance with the guidance under SFAS No. 95, “Statement of Cash Flows”, we report all cash flows arising in connection with floor plan notes payable with the manufacturer of a particular new vehicle as an operating activity in our statement of cash flows, and all cash flows arising in connection with floor plan notes payable to a party other than the manufacturer of a particular new vehicle and all floor plan notes payable relating to pre-owned vehicles as a financing activity in our statement of cash flows. Currently, the majority of our non-trade vehicle financing is with other manufacturer captive lenders.  To date, we have not experienced any material limitation with respect to the amount or availability of financing from any institution providing us vehicle financing.
Note 1. Organization and Summary of Significant Accounting Policies, page F-11
Revenue Recognition, page F-15
5.
We note your response to comment 16 from our letter dated December 24, 2008 that you do not provide guarantees for service work you perform for customers or manufacturers. Please clarify as we would expect you to guarantee work performed for customers including warranty and extended service contract work performed on behalf of manufacturers such that you would remedy service work not successfully completed. For example, we would expect that if you repaired a transmission that was no longer under manufacturer warranty, you would guarantee the work you performed for at least a period of time afterwards. If your costs for performing this type of re-work and guarantee are not material, please advise us.

ANSWER: We do not guarantee the service work performed during the repair of a customer vehicle. However, we are concerned with customer satisfaction and periodically do incur costs related to re-work. Performance of re-work is discretionary and evaluated on a case by case basis and is not material.
Note 16. Segment Information, Page F-31
6.
We note your response to comment 19 from our letter dated December 24, 2008. Please revise your proposed disclosure to clarify the operating segments aggregated into one reportable segment. You state dealership operations included in the Retail segment have been aggregated into one reportable segment. Please revise to clarify if dealership operations refers to individual dealerships or, if true, that you have grouped individual dealerships into five geographic operating segments which are aggregated into the one reportable Retail Segment.

ANSWER: We will expand our disclosure relating to segments in future filings to include language consistent with the following:
Footnote 16 – Segment Information
The Company’s operations are organized by management into operating segments by line of business and geography. Further, the Company has determined it has two reportable segments as defined in SFAS No. 131: (i) Retail, consisting of our automotive retail operations, and (ii) Distribution, consisting of our distribution of the smart fortwo vehicle, parts and accessories in the U.S. and Puerto Rico. The Retail reportable segment includes all automotive dealerships, and includes all departments relevant to the operation of the dealerships. The individual dealership operations included in the Retail segment have been grouped into five geographic operating segments which are aggregated into one reportable segment as their operations (A) have similar economic characteristics (all are automotive dealerships having similar margins), (B) offer similar products and services (all sell new and used vehicles, service, parts and third-party finance and insurance products), (C) have similar target markets and customers (generally individuals) and (D) have similar distribution and marketing practices (all distribute products and services through dealership facilities that market to customers in similar fashions). The accounting policies of the segments are the same and are described in Note 1.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis (“CD&A”), page 11

IV. 2007 Compensation, page 15
President Compensation, page 17
7.
We note your response to comment 25 from our letter dated December 24, 2008. Please advise if the board considered any other factors beyond Mr. Penske’s prior meritorious service in vesting Mr. Penske, Jr.’s outstanding restrict stock award. If the board considered any additional factors when deciding whether to vest those awards, please discuss those factors. If the board did not consider any other factors, please state so and explain in greater detail exactly what constituted “prior meritorious service.” Also, please advise if you have entered into a consulting agreement or severance agreement with Mr. Penske after his departure as you have done with prior departing executive officers and if so, please briefly disclose the material elements of the agreement.

ANSWER: Our Board of Directors did not consider factors other than Mr. Penske, Jr.’s prior meritorious service. We did not enter into any consulting or severance agreement with Mr. Penske, Jr. upon his termination, noting that he agreed to continue as our President for 30 days after our Board accepted his resignation and appointed Mr. Kurnick as his replacement. We will add additional disclosure regarding these items as requested consistent with the following:
“In connection with his departure, we approved the vesting of Mr. Penske, Jr.’s outstanding restricted stock at that time, consisting of 19,894 shares, which were worth $387,100 based on the closing price on the date of vesting. Like our other named executive officers, Mr. Penske, Jr. was not entitled to any pre-arranged severance compensation at the time of his departure, and the determination to vest his restricted stock was based on the recognition of his prior meritorious service. As discussed above under “– No Employment Agreements, Change of Control and Pre-arranged Severance Compensation,” we do not typically have any pre-arranged severance with our executive officers because our compensation committee prefers the flexibility to enter into a post-employment arrangement with an employee based on the circumstances existing upon departure. The Board considered Mr. Penske Jr.’s aggregate service beginning in January 2001 when electing to vest his restricted stock upon his departure. During his tenure, Mr. Penske Jr. served the Company in various capacities, and was responsible for consolidating three operating regions into one, as well as the oversight of the development and construction of three of our largest dealership campuses, including in Warwick, Rhode Island, Turnersville, New Jersey and Tyson’s Corner Virginia. In addition, the compensation committee considered Mr. Penske Jr.’s efforts to assist us with transitioning the role of President to Mr. Kurnick.”

Executive and Director Compensation, page 18
2007
Summary Compensation Table, page 18
8.
We note your response to comment 26 from our letter dated December 24, 2008. We respectfully reissue our comment and request that you please disclose by way of percentage the amount of professional time Mr. Kurnick devotes solely to Penske Automotive Group or explain in greater detail how Mr. Kurnick’s devotion of a “substantial portion” of his time to Penske Corporation impacts your compensation committee’s considerations of his pay.

ANSWER: We will modify our disclosure to explain in detail how Mr. Kurnick’s devotion of a substantial portion of his time to Penske Corporation impacts the compensation committee’s consideration of his pay with language consistent with the following:
“Mr. Kurnick is the President of Penske Corporation and he receives compensation from Penske Corporation, our controlling stockholder. While Mr. Kurnick devotes a substantial amount of time and effort to our company, his total compensation paid by us reflects that he devotes a substantial portion of his time to Penske Corporation. Our committee does not track the exact percentage of time spent on Penske Automotive matters, recognizing that the amount varies from year to year, but it is generally expected to represent approximately 75% of his time. Instead, in determining Mr. Kurnick’s pay, our compensation committee considers the impact of the time Mr. Kurnick spends on Penske Automotive matters, including the benefits of his leadership capabilities.
Outstanding; Equity Awards at 2007 Year-End, page 20
9.
We note your response to comment 28 from our letter dated December 24, 2008. Please briefly disclose if the options were awarded under a specific plan or agreement and if so, please disclose the name of that plan or agreement. If the options were not awarded under particular plan or agreement, please disclose the basis for the award.

ANSWER: The options were issued under our equity plans and we will make the requested disclosure regarding the name of the relevant plan.

Please contact the undersigned at (248) 648-2800 in connection with questions or comments concerning the above responses (Fax 248-648-2805). Thank you for your attention to this matter.

Very truly yours,
/s/ Robert T. O’Shaughnessy
Robert T. O’Shaughnessy
Chief Financial Officer
Attachment
cc: Shane M. Spradlin, Penske Automotive Group General Counsel

Annex A – 2/18/2009 Comment Letter – Response to Comment 1

Statement	Location	Back up or Basis of Statement
(8) We believe the market performance of the brands we represent contributed to our same store revenue and gross profit growth, as non U.S. vehicle brands have gained market share in recent years

2/18/09 Comment – With respect to statement eight, please provide a source that supports that non-U.S. vehicle brands have gained market share in recent years. The support you have provided shows that U.S. vehicle brands have lost market share.
	Item 1. Business Business Strategy Page 1-2	See the Merrill Lynch report entitled “Strong finish to grueling 2007” published on January 3, 2008 for 2007 v. 2006 results. See page 2, which highlights that Other (non-U.S.) market share was up from 45.1% to 47.8% and that U.S. (Detroit 3) market share for 2007 was down from 54.9% to 52.2%. Note that there are no relevant U.S. vehicle manufacturers other than GM, Ford and Chrysler so that if U.S. brand market share percentage declines, non-U.S. brand market share percentage must increase.

(15) As of December 31, 2007, we believe we were the largest or second largest volume Audi, Bentley, BMW, Land Rover, Lexus Mercedes-Benz, Porsche and Toyota dealer in this market.

2/18/09 Comment – With respect to statement 15, please provide us with the sales figures you refer to in your table.
	Item 1. Business Business Strategy Page 4	We have received confirmation from the manufacturers of our status as the largest or second largest volume dealer as stated, but do not have written evidence to support such statements. Therefore, we will modify our future filings to state that we believe we are among the largest Audi, Bentley, BMW, Land Rover, Lexus, Mercedes-Benz, Porsche and Toyota dealers based on the number of U.K. dealerships. Please see the attached spreadsheet which tracks dealer points based on the largest dealers’ public websites as well as a listing of the Top 100 UK Dealer Groups published in Motor Trade Insider on June 1, 2008.

1

Statement	Location	Back up or Basis of Statement
(19) The automotive retail industry is among the largest retail trade sectors in each of the markets in which we operate. In the U.S., the majority of automotive retail sales are generated by approximately 21,800 U.S. franchised dealerships, producing revenues of approximately $675 billion. Of these $675 billion in U.S. franchised dealer revenues, new vehicle sales represent approximately 59%, used vehicle sales represent approximately 29% and service and parts sales represent 12%.
	Item 1. Business Industry Overview Page 5	We reference you to the NADA Data 2008 Publication “Economic Impact of America’s New-Car and New-Truck Dealers.” This report in its entirety only refers to the U.S. new light vehicle dealerships. Page 49 of the report explicitly states that “Total dealership revenue exceeded $675 billion.” While we recognize the statement isn’t explicit, we believe that since the report globally only discusses new light vehicle dealerships, the inference is inherent.

2/18/09 Comment – With respect to your statement 19, please provide your basis that the $673 [sic] billion in revenues is primarily attributable to these approximately 21,800 light-vehicle dealerships since the document you submitted do not explicitly state this fact. Also, you cite total revenues of approximately $675 billion, while the source you provide states $693 billion in total revenues. Please discuss why you cited $675 rather than $693 stated in the article and confirm which figure is correct.
The statement of $675 billion in our 10-K filed in 2008 was based upon “NADA Data 2007” published in May 2007. The statement was “Total dealership revenue exceeded $675 billion.” We apologize for referencing you previously to the 08 report (which references $693 billion) only available after we filed the 2007 10-K. In our 10-K to be filed in 2009, we will utilize the “NADA Data 2008” published in May 2008.

(21) In 2006, U.K. and German automotive sales exceeded $260 billion and $330 billion, respectively. Combined, the UK and German markets make up approximately 35% of the European market, based on new vehicle sales.

2/18/09 Comment – With respect to statement 21 we note that you rely upon vehicle registrations to determine that the U.K. and Germany account for 35% for new car sales in Europe. Since the documentation you provide discusses vehicle registrations rather than actual sales numbers, please clarify if these registrations may contain registrations of used vehicles and why vehicle registrations is a good indicator of new vehicle sales in the U.K. and Germany.
	Item 1. Business Industry Overview Page 5	In Europe, the number of new vehicles entering the market is tracked by vehicle “registrations,” which does not include used vehicles, only new vehicles. A vehicle registration occurs once a new vehicle is eligible to be sold to a consumer, and differs in timing from a new vehicle sale as registrations include vehicles still on dealer lots. In our future filings, we will clarify the reference to vehicle “registrations” with respect to our European dealerships.

2

Statement	Location	Back up or Basis of Statement
(32) 2/18/09 Comment Letter: “Though launched in the U.S. in 2008, more than 850,000 fortwo vehicles have previously been sold outside the U.S.”	Page 5, smart Distributorship	See Daimler – Mercedes Benz Cars at a Glance (Edition 2008). Page 60 of the document states that more than 770,000 “first generation” smart fortwo’s were sold from 1998 to February 2007. In addition 100,000 “next generation” smart fortwo’s were sold as noted. 770,000 first generations sold plus 100,000 next generations sold equals 870,000 sold. Because U.S. sales began in the first quarter of 2008 (which amounted to only 7,731 in the entire six months of 2008) , we conservatively estimated that more than “850,000” units were sold outside the U.S.

(33) 2/18/09 Comment Letter: “Sytner Group, our U.K. subsidiary, is one of the leading retailers of premium vehicles in the U.K.”	Page 10, Non-U.S. Operations	Relying on the documentation provided in Statement number 15, we believe Sytner Group is one of the leading retailers of premium vehicles in U.K. by both the number of premium dealer points and total revenues (referenced as “turnover” in the U.K.).

(34) 2/18/09 Comment Letter: “...there are over 50,000 independent used vehicle dealerships in the U.S.”	Page 15	See December 11, 2006, Raymond James Auto Retailers Industry Report, Page 8 which states “54,391 independent dealerships compete in the used vehicle market against franchise dealerships........”

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